UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 4)*



                       ATLAS AIR WORLDWIDE HOLDINGS, INC.
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    049164205
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 29, 2006
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      049164205
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
--------------------------------------------------------------------------------
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
--------------------------------------------------------------------------------
  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:            *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:          *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:       *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:     *
                                         ---------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  1,433,583*

--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     7.2%*
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):     IA, IN
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*  Cerberus Partners, L.P., a Delaware limited partnership ("Cerberus"),  is the holder of 216,615 shares of the common stock, par value $0.01 per share (the "Shares"), of Atlas Air Worldwide Holdings, Inc., a Delaware corporation (the "Company"), Cerberus International, Ltd., a corporation organized under the laws of the Bahamas ("International"), is the holder of 697,620 Shares, Cerberus Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus Series Two"), is the holder of 160,052 Shares, Cerberus Series Three Holdings, LLC, a Delaware limited liability company ("Cerberus Series Three"), is the holder of 287,423 Shares, Cerberus America Series One Holdings, LLC, a Delaware limited liability company ("Cerberus America One"), is the holder of 26,663 Shares, and Cerberus America Series Two Holdings, LLC, a Delaware limited liability company ("Cerberus America Two"), is the holder of 45,210 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of June 29, 2006, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own 1,433,583 Shares, or 7.2% of the Shares deemed issued and outstanding as of that date.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          Item 3 is hereby amended by adding the following after the last paragraph thereof:

          Pursuant to the Plan of Reorganization, on May 3, 2006, Cerberus received, for itself and on behalf of the other Cerberus Entities, an interim distribution of 783 Shares. In addition to the Shares distributed to Cerberus on behalf of itself and the other Cerberus Entities on May 3, 2006 pursuant to the Plan of Reorganization, each of the Cerberus Entities purchased and/or sold Shares in ordinary brokerage transactions from April 3, 2006 through and including June 29, 2006. Such ordinary brokerage transactions that occurred during the sixty days on or prior to June 29, 2006 are described in more detail in Item 5 below. All funds used to purchase Shares on behalf of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two came directly from the assets of Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two, respectively.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Item 5 is hereby amended by deleting Item 5 in its entirety and by substituting the following in lieu thereof:

          Based upon information set forth in the Company's Definitive Proxy Statement on Schedule 14A as filed with the Securities and Exchange Commission on May 25, 2006, there were 19,966,134 Shares issued and outstanding as of May 4, 2006. As of June 29, 2006, Cerberus was the holder of 216,615 Shares, International was the holder of 697,620 Shares, Cerberus Series Two was the holder of 160,052 Shares, Cerberus Series Three was the holder of 287,423 Shares, Cerberus America One was the holder of 26,663 Shares and Cerberus America Two was the holder of 45,210 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held by Cerberus, International, Cerberus Series Two, Cerberus Series Three, Cerberus America One and Cerberus America Two. Thus, as of June 29, 2006, for the purposes of Reg.
Section 240.13d-3, Mr. Feinberg is deemed to beneficially own 1,433,583 Shares, or 7.2% of the Shares deemed issued and outstanding as of that date.

          The following tables detail the transactions during the sixty days on or prior to June 29, 2006 in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof (each of which were effected in an ordinary brokerage transaction):

                                   I. Cerberus
                                   -----------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                      8,200                       $50.0278
    June 20, 2006                     12,700                       $50.0000
    June 21, 2006                      1,409                       $50.0000
    June 23, 2006                      2,630                       $50.0000
    June 26, 2006                      7,000                       $50.0000
    June 27, 2006                      1,293                       $50.0000
    June 28, 2006                     10,380                       $49.9603
    June 29, 2006                     12,640                       $50.2482



                                II. International
                                -----------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                     26,500                       $50.0278
    June 20, 2006                     40,700                       $50.0000
    June 21, 2006                      4,539                       $50.0000
    June 23, 2006                      8,467                       $50.0000
    June 26, 2006                     22,400                       $50.0000
    June 27, 2006                      4,163                       $50.0000
    June 28, 2006                     33,430                       $49.9603
    June 29, 2006                     40,719                       $50.2482

                            III. Cerberus Series Two
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                      6,100                       $50.0278
    June 20, 2006                      9,400                       $50.0000
    June 21, 2006                      1,042                       $50.0000
    June 23, 2006                      1,943                       $50.0000
    June 26, 2006                      5,200                       $50.0000
    June 27, 2006                        955                       $50.0000
    June 28, 2006                      7,670                       $49.9603
    June 29, 2006                      9,340                       $50.2482



                            IV. Cerberus Series Three
                            --------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                     11,000                       $50.0278
    June 20, 2006                     16,800                       $50.0000
    June 21, 2006                      1,870                       $50.0000
    June 23, 2006                      3,489                       $50.0000
    June 26, 2006                      9,200                       $50.0000
    June 27, 2006                      1,715                       $50.0000
    June 28, 2006                     13,780                       $49.9603
    June 29, 2006                     16,780                       $50.2482

                             V. Cerberus America One
                             -----------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                      1,000                       $50.0278
    June 20, 2006                      1,500                       $50.0000
    June 21, 2006                        173                       $50.0000
    June 23, 2006                        324                       $50.0000
    June 26, 2006                        850                       $50.0000
    June 27, 2006                        159                       $50.0000
    June 28, 2006                      1,277                       $49.9603
    June 29, 2006                      1,550                       $50.2482



                            VI. Cerberus America Two
                            ------------------------

                                   (Purchases)

                                      NONE


                                     (Sales)

        Date                         Quantity                        Price
        ----                         --------                        -----

    June 19, 2006                      1,700                       $50.0278
    June 20, 2006                      2,600                       $50.0000
    June 21, 2006                        294                       $50.0000
    June 23, 2006                        549                       $50.0000
    June 26, 2006                      1,500                       $50.0000
    June 27, 2006                        270                       $50.0000
    June 28, 2006                      2,160                       $49.9603
    June 29, 2006                      2,640                       $50.2482



          In addition to the transactions detailed in the foregoing tables, pursuant to the Plan of Reorganization, on May 3, 2006, Cerberus received, for itself and on behalf of the other Cerberus Entities, 783 Shares.

                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                        August 10, 2006


                                        /s/ Stephen Feinberg
                                        ------------------------------------
                                        Stephen Feinberg, on behalf of  Cerberus
                                        Associates,  L.L.C., the general partner
                                        of Cerberus Partners, L.P., and Cerberus
                                        International, Ltd., Cerberus Series Two
                                        Holdings,   LLC,  Cerberus Series  Three
                                        Holdings,  LLC,  Cerberus America Series
                                        One Holdings,  LLC and Cerberus  America
                                        Series Two Holdings, LLC



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).